EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Texas Gas Transmission, LLC and TGT Pipeline, LLC for the registration of $185 million of TGT Pipeline, LLC notes due 2018 and $250 million of Texas Gas Transmission, LLC notes due 2015 and to the incorporation by reference therein of our report dated March 5, 2003, with respect to the consolidated financial statements and schedules of Texas Gas Transmission Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Houston, Texas

September 10, 2003